UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number: 000-31557

CIBT Education Group Inc.
(Translation of registrant’s name into English)

Suite 1200, 777 West Broadway
Vancouver, British Columbia, Canada V5Z 4J7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On May 20, 2011, CIBT Education Group Inc. (the “Company” or “CIBT”) issued a news release announcing that, subject to approval from the NYSE Amex and the Toronto Stock Exchange, it will complete a non-brokered private placement to raise up to C$1 million by issuing approximately 3.33 million units at a price of C$0.30 per unit. Each unit will consist of one common share and one share purchase warrant entitling the holder to purchase one common share in the capital of the Company at a price of C$0.35 per share for a period of three years.

Subscribers under the private placement will be a combination of institutional and accredited investors, as well as directors, officers and employees of the Company. A finder’s fee will be payable in connection with a portion of the financing. The proceeds of the private placement will be used to identify acquisition opportunities, develop CIBT’s business and for general working capital purposes.

The shares issued in the private placement have not been and will not be registered under the Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from such registration.

A copy of the news release is attached hereto.

EXHIBITS

Number	Description of Exhibit
99.1	May 20, 2011 News Release – "CIBT Undertakes Non-Brokered Private Placement”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIBT Education Group Inc. (Registrant)

Date: May 25, 2011	By:	/s/ Toby Chu
Toby Chu President and Chief Executive Officer